Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2017 Results

CALGARY, March 1, 2018 /CNW/ -

Fourth Quarter 2017 Highlights

•	Funds from Operations up 9.5% to $219 million, or $0.76 per share
•	Free Cash Flow up 63% to $101 million, or $0.35 per share
•	Net debt reduction of $300 million

Full Year 2017 Highlights

•	Funds from Operations up 9.5% to $804 million, or $2.79 per share
•	Free Cash Flow up 28% to $328 million, or $1.14 per share
•	Net debt reduction of $530 million to $3.4 billion
•	FFO / Debt ratio above 20% for the first time since 2011

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today reported its fourth quarter and full year 2017 financial results, with free cash flow ("FCF") of $328 million for the full year. Funds from operations ("FFO") increased 9.5% to $804 million for the full year compared to $734 million in 2016. FCF was above our Q2 revised guidance due to better than expected results from our coal recovery plan in the second half of the year.

Comparable EBITDA from generation increased 13% year-over-year, excluding Canadian Coal, due to strong performance in our Wind and Solar, Australian Gas, Canadian Gas and US Coal segments. Australian Gas celebrated the commissioning of the South Hedland power station in July, the Canadian Gas segment benefitted from the settlement of the contract indexation dispute with the Ontario Electricity Financial Corporation ("OEFC"), and US Coal and Wind and Solar successfully drove down their costs of generation.

As expected, the performance of our Canadian Coal segment, on a year-over-year basis, was negatively impacted by higher coal costs, and higher operating, maintenance, and administrative costs. In 2016, the Canadian Coal segment benefitted from the reversal of an $80 million provision for the Keephills outage in 2013.

"Solid performance by our operating team in 2017 allowed us to deliver financial performance over our expectations," said Dawn Farrell, President and Chief Executive Officer. "By the end of 2018, our de-leveraging program will be mostly complete, and we'll be poised to reconsider how we allocate capital to enhance shareholder value."

With the early repayment of our US$500 million bond this month, the better than expected performance from the business, and the strong outlook for 2018, we are confident in the execution of our plan for 2018 to 2020 and are therefore allocating more capital to our shareholders. Consequently, the Company intends to seek Toronto Stock Exchange ("TSX") acceptance of a normal course issuer bid ("NCIB"). The Board of Directors has authorized the repurchases of up to 14,000,000 of its common shares, representing approximately five per cent of TransAlta's public float. Purchases under the NCIB are expected to be made through open market transactions on the TSX and any alternative Canadian trading platforms, based on the prevailing market price. Any Common Shares purchased under the NCIB will be cancelled.

At the end of the year our total net debt was approximately $3.4 billion, down $530 million from the beginning of the year, due to the scheduled repayment of a US$400 million Senior Note using existing liquidity. Our adjusted FFO to adjusted net debt and adjusted net debt to comparable EBITDA metrics improved significantly to 20.4 per cent and 3.6 times, respectively.

2018 Outlook
TransAlta reaffirms its financial outlook for 2018 which was released on December 6, 2017 and is outlined in the table below:

Measure	Low	High
Comparable EBITDA(1)	$950 million	$1,050 million
FFO(1)	$725 million	$800 million
FCF(1)	$275 million	$350 million
FCF(1) Including PPA Termination Payment	$475 million	$550 million
Sustaining and Productivity Capital	$215 million	$235 million

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$50 to $60
Alberta Contracted	$35 to $40
Mid-C Spot (US$)	$20 to $25
Mid-C Contracted (US$)	$47 to $53

Other assumptions relevant to 2018 outlook:

Canadian Coal Capacity Factor	65% to 75%
Hydro/Wind Resource	Long term average

2018 Key Priorities
In addition to meeting the financial targets set out in the outlook, everything we do in 2018 will move us closer to 100% clean power by 2025. Our teams are focused on the following:

•	Blending our coal with gas to reduce costs, emissions and carbon tax expenses;
•	Progressing the conversion of our coal plants to 100% natural gas;
•	Growing our renewables platform;
•	Increasing our financial flexibility through the execution of our de-leveraging program; and
•	Continuing to lead in safety and environment performance.

Fourth Quarter Highlights

•	Entered into a Letter of Intent with Tidewater Midstream and Infrastructure Ltd. for the construction of a 120 kilometre natural gas pipeline to TransAlta's generating units at Sundance and Keephills. The pipeline will facilitate TransAlta's strategy to convert its coal units to natural gas.
•	Announced the acceleration of the conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation in the 2021 to 2022 timeframe, a year earlier than originally planned.
•	Clarified the optimization plan for the Sundance units in 2018 and 2019 to ensure that two Sundance coal units can operate at high capacity utilizations with lower costs through the period to 2020.
•	Gained carbon credits for existing renewable assets, specifically our wind and hydro generation, under Alberta's output based allocation system for carbon emissions which became effective January 1, 2018.
•	TransAlta Renewables received approximately US$325 million from Fortescue Metals Group for the repurchase of the Solomon power station, and used a portion of those funds to redeem the outstanding $215 million convertible unsecured subordinated debentures held by TransAlta.

Important Subsequent Events

•	On February 20, 2018, TransAlta Renewables entered into an arrangement to acquire two construction ready wind projects, consisting of a 90 MW project in Pennsylvania and a 29 MW project in New Hampshire, supported by long-term contracts with highly creditworthy counterparties.

Fourth Quarter and Full Year Segmented Review

Comparable EBITDA (in CAD$ millions)	3 Months Ended		Year Ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Canadian Coal	66	178	324	473
U.S. Coal	21	14	89	41
Canadian Gas	62	70	263	244
Australian Gas	29	32	137	128
Wind and Solar	78	66	214	195
Hydro	14	20	75	82
Energy Marketing	25	13	45	52
Corporate	(20)	(19)	(85)	(71)
Total Comparable EBITDA	275	374	1,062	1,144

•	Canadian Coal: Comparable EBITDA for the year ended Dec. 31, 2017 decreased $149 million compared to 2016, primarily due to the impact in 2016 of the reversal of an $80 million provision for the Keephills outage in 2013. EBITDA for 2017 was negatively impacted during the year by higher coal costs, and higher OM&A costs.
•	U.S. Coal: Comparable EBITDA increased $48 million compared to 2016 due to increased sales volumes that led to increased margins from higher market prices and higher contract rates. Lower coal transportation costs and the favourable impact of mark-to-market on forward financial contracts also had a positive impact to comparable EBITDA.
•	Canadian Gas: Comparable EBITDA for 2017 increased by $19 million compared to 2016, primarily due to the settlement with the OEFC of the retroactive adjustment to price indices at Ottawa and Windsor and the positive impact from the mothballing of our Mississauga gas facility. This was partially offset by a reduction in unrealized mark-to-market positions for gas contracts and the lower earnings at Windsor under a new peaking contract.
•	Australian Gas: Comparable EBITDA for the year increased by $9 million compared to 2016, due to the commissioning of the South Hedland power station and an increase in customer load, partially offset by the early termination of the lease for our Solomon power station.
•	Wind and Solar: Comparable EBITDA for 2017 increased $19 million compared to 2016, primarily driven by higher volumes at contracted facilities, higher prices on contracted and uncontracted assets, and lower costs on some service agreements.
•	Hydro: Comparable EBITDA for 2017 decreased $7 million compared to 2016. The decrease was due to higher OM&A, and a $3 million positive adjustment in 2016 relating to a prior year metering issue at one of our facilities.
•	Energy Marketing: Comparable EBITDA for 2017 from Energy Marketing decreased $7 million compared to 2016, due to unfavourable first quarter results which were impacted by warm winter weather in the Northeast, significant precipitation in the Pacific Northwest, and reduced margins from our customer business.
•	Corporate: Our Corporate overhead costs were $14 million higher in 2017 compared to 2016, due to higher annual incentive compensation and our Greenlight initiative costs, which we expect will translate into significant long-term cost savings.

Consolidated Financial Highlights
Net loss attributable to common shareholders was $190 million ($0.66 net loss per share) compared to net earnings of $117 million ($0.41 net earnings per share) in 2016. Earnings in 2017 were negatively impacted by lower comparable EBITDA of $82 million, and $105 million due to the reduction of the U.S. tax rate announced in December. Higher depreciation of $34 million year-over-year was due mostly to: $80 million higher depreciation at Canadian Coal due to the shortening of the useful lives of Keephills 3 and Genesee 3, and higher depreciation at Australian Gas of $20 million due to the commissioning of South Hedland in July, partially offset by lower depreciation at Canadian Gas of $62 million due primarily to the accelerated depreciation of the Mississauga facility in 2016. Last year, Canadian Gas included a $48 million positive impact in connection with the Mississauga re-contracting.

Total sustaining capital expenditures of $235 million were $35 million lower compared to 2016. Total capital expenditures of $259 million, which includes productivity capital expenditures, were $21 million lower than 2016 and in-line with our guidance for the year. Our productivity capital includes funding for Project Greenlight transformation initiatives, which are expected to reach payback within two years and result in annual recurring savings.

Fourth Quarter and Year Ended 2017 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Adjusted availability (%)(2,3)	88.4%	88.9%	86.8%	89.2%
Production (GWh) (3)	10,374	10,624	36,900	38,157
Revenue	638	717	2,307	2,397
Comparable EBITDA (1,4)	275	374	1,062	1,144
Net Earnings (loss) attributable to common shareholders	(145)	61	(190)	117
FFO (1,4)	219	200	804	734
Cash Flow from Operating Activities	81	122	626	744
FCF (1,4)	101	62	328	257

Net Earnings (loss) per common share	($0.50)	$0.21	($0.66)	$0.41
FFO per share (1,4)	$0.76	$0.69	$2.79	$2.55
FCF per share (1,4)	$0.35	$0.22	$1.14	$0.89
Dividends declared per common share	$0.04	$0.08	$0.12	$0.20

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta will also be filing its Form 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

Conference call
We will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) tomorrow, March 2, 2018, to discuss our fourth quarter and full year 2017 results.  The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 3757816 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes
(1)  These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2) Availability and production includes all generating assets (generation operations and finance leases that we operate).
(3) Adjusted for economic dispatching at U.S. Coal.
(4) During the fourth quarter of 2017, we revised our approach to reporting adjustments to arrive at FFO, mainly to better represent FFO as a cash metric. Previously, FFO was adjusted to include, exclude, or to modify the timing of cash impacts related to adjustments made in arriving at comparable EBITDA. As a result, comparable EBITDA, FFO, and FCF for 2016 has been revised accordingly.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward looking statements including, without limitation, statements pertaining to TransAlta's business and anticipated future financial performance; our expected strategies and opportunities; the ability to further our de-leveraging throughout 2018, and any impact on dividends; ability to successfully execute our plan for 2018 to 2020 in order to allocate capital shareholders; the implementation of an NCIB, including the approval of the proposed terms thereof by the TSX and the repurchase of any common shares by the Company pursuant to the NCIB; TransAlta's key priorities for 2018, including blending our coal with gas and the resultant reduction in costs, accelerating the conversion of our coal plants to natural gas, growing our renewable platform and executing on our de-leveraging program; our 2018 financial outlook, including expected comparable EBITDA, FFO and free cash flow ranges; expected sustaining and productivity capital expenditures for 2018; expected Canadian coal capacity factor for 2018; power prices in Alberta and Mid-C; expectations regarding governmental regulatory regimes and legislation and the expected impact of such regimes and regulations on the Company; the terms of any definitive agreement with Tidewater;  the acceleration of the conversion of Sundance Units 3 to 6 and Keephills Units 1 and 2 from coal-fired generation to gas-fired generation; ability to ensure that two Sundance coal units can operate at high capacity utilizations with lower costs through the period to 2020; ability to close the 29 MW wind project in New Hampshire; and the transformation of TransAlta to a gas and renewables company.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; negative impact to our credit ratings; legislative or regulatory developments and their impacts, including as it pertains to the capacity market being developed in Alberta; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to South Hedland and Solomon Power Stations; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2017. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The financial outlook that is contained in this news release was approved on March 1, 2018 and is being provided for the purpose of giving the reader information about management's current expectations and plans. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/01/c4371.html

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 22:47e 01-MAR-18